Exhibit 12.1

VIACOM INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions except ratios)

	Six Months Ended March 31, 2013	Year Ended September 30,		Nine Months Ended September 30, 2010	Year Ended December 31,
		2012	2011		2009	2008
Earnings from continuing operations before provision for income taxes	$1,465	$3,470	$3,245	$1,812	$2,417	$1,894
Add:
Equity in net (earnings) losses of investee companies	(40)	(12)	(40)	67	77	74

Distributions from investee companies	10	6	8	5	9	29
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	221	425	419	326	440	514
Estimate of interest within rental expense	34	67	68	48	65	50

Total Earnings	$1,690	$3,956	$3,700	$2,258	$3,008	$2,561

Fixed charges:
Interest expense, and amortization of discounts and capitalized expenses related to indebtedness	$221	$425	$419	$326	$440	$514
Estimate of interest within rental expense	34	67	68	48	65	50

Total fixed charges	$255	$492	$487	$374	$505	$564

Ratio of earnings to fixed charges	6.6x	8.0x	7.6x	6.0x	6.0x	4.5x